Exhibit 12
MacAndrews & Forbes Incorporated
35 East 62nd Street
 New York, New York  10065
September 15, 2017
Board of Directors
Revlon, Inc.
One New York Plaza, 49th Floor
New York, New York  10004
Ladies and Gentlemen:
MacAndrews & Forbes Incorporated and its affiliated reporting persons noted on its most recent 13D/A (collectively, "MacAndrews & Forbes") writes with reference to the letter from Mittleman Brothers, LLC to the Board of Directors (the "Board") of Revlon, Inc. ("Revlon") dated August 21, 2017 (the "Mittleman Letter").
MacAndrews & Forbes presently does not intend to increase its beneficial ownership above 89% of the issued and outstanding Revlon Class A Common Stock ("Common Stock") or to undertake transactions to take Revlon private.  Should MacAndrews & Forbes determine to undertake transactions to increase its beneficial ownership above 89% of the issued and outstanding Common Stock or to take Revlon private, MacAndrews & Forbes agrees to: (1) notify the Board at least 5 business days in advance of such transactions; and, prior to consummating such transactions, (2) convene a Board meeting; (3) support the creation of a special committee of independent directors empowered to select its own advisors; and (4) negotiate with that special committee regarding the terms of such transactions by MacAndrews & Forbes, in order to promote the interests of all shareholders, including minority shareholders. The agreement in this paragraph shall terminate on the first anniversary of the date hereof, unless extended in writing by MacAndrews & Forbes prior to such date.
For the avoidance of doubt, this letter should not be construed as an admission by MacAndrews & Forbes that any of the assertions made in the Mittleman Letter have any merit whatsoever.
Very truly yours,
MACANDREWS & FORBES INCORPORATED

By:	/s/ Steven M. Cohen
Name: Steven M. Cohen
Title: General Counsel